UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
     ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☒   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of issuer
FoldiMate, Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
September 6th, 2012

Physical address of issuer
879 White Pine Ct., Oak Park, CA 91377

Website of issuer
https://www.foldimate.com

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$919,694	$1,338,509
Cash & Cash Equivalents	$877,928	$1,239,850
Accounts Receivable	$41,216	$46,832
Short-term Debt	$883,699	$913,976
Long-term Debt	$825,662	$789,340
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes	$0	$19,216
Net Loss	($500,697)	($1,817,666)

EXHIBITS
EXHIBIT A: Annual Report
EXHIBIT B: Financials

FoldiMate, Inc.
Annual Report
(Exhibit A to Form C-AR)
April 26, 2021



This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

FoldiMate, Inc. is a Delaware Corporation, formed on September 6th, 2012.

The Company is located at 879 White Pine Ct., Oak Park, CA 91377.

The Company's website is https://www.foldimate.com.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies.

Risks Related to the Company's Business and Industry

The Company has a limited history upon which to evaluate its performance and future prospects. Our current and proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as the Company makes significant investments in research, development and product opportunities, and reacts to developments in its market, including purchasing patterns of customers, and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. FoldiMate has incurred a net loss in the last three fiscal years and has generated limited revenues since inception. We cannot assure you that we will be profitable in the future or generate sufficient revenues to pay dividends to the holders of the shares or meet our debt servicing and payment obligations.

We cannot assure you that we will effectively manage our growth. If the Company has sufficient funds, it will hire additional employees. The growth and expansion of our business and products create significant challenges for our management, operational, and financial resources, including managing multiple relationships and interactions with customers, strategic partners, vendors, distributors and other third parties. As the Company grows, our information technology systems, internal management processes, internal controls and procedures and production processes may not be adequate to support our operations. To ensure success, we must continue to improve our operational, financial, and management processes and systems and to effectively expand, train, and manage our employee base and partners' employees as well. As we grow, and implement more complex organizational and management structures, we may find it increasingly difficult to maintain the benefits of our corporate culture, including our current team's efficiency and expertise, which could negatively affect our business performance.

Our costs may grow more quickly than our revenues, harming our business and profitability. Producing & providing FoldiMate products is costly because of our research and development expenses, production costs and need for employees with specialized skills. We expect our expenses to continue to increase in the future as we expand our product offerings beyond our Robotic Laundry Folder, expand production capabilities and hire additional employees. Historically, FoldiMate's costs have increased each year due to these factors and the Company expects to continue to incur increasing costs, in particular for working capital to purchase inventory, marketing and product deployments as well as costs of customer support in the field. Our expenses may be greater than we anticipate, which would have a negative impact on our financial position, assets and ability to invest further in the growth and expansion of the business. In addition, expansion beyond the US will require increased marketing, sales, promotion and other operating expenses. Further, as additional competitors enter our market, we expect an increased pressure on production costs and margins.

We expect to have to raise additional capital through equity and/or debt offerings and to provide our employees with equity incentives. There is no assurance that we will be successful in such financings and, if successful, your ownership interest in the Company is likely to continue to be diluted. Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In order to fund future growth and development, the Company will likely need to raise additional funds in the future by offering shares of its preferred stock and/or other classes of equity or debt that convert into shares of preferred or common stock, any of which offerings would dilute the ownership percentage of investors in this offering. There is no assurance that the Company will be able to raise equity or debt or on terms that are not substantially dilutive to the existing shareholder and the investors. See "Dilution." Furthermore, if the Company raises debt, the holders of the debt would have priority over holders of common and preferred stock and the Company may accept terms that restrict its ability to incur more debt.

The loss of one or more of FoldiMate's key personnel, or FoldiMate's failure to attract and retain other highly qualified personnel in the future, could harm our business. FoldiMate currently depends on the continued services and performance of key members of its management team - its founder Gal Rozov & the executive team. If we cannot call upon them or other key management personnel for any reason, our operations and development could be harmed. The Company has not yet developed a succession plan. Furthermore, as the Company grows, it will be required to hire and attract additional qualified professionals such as accounting, legal, finance, production, service and engineering experts. The Company may not be able to locate or attract qualified individuals for such positions, which will affect the Company's ability to grow and expand its business.

If we are unable to protect our intellectual property, the value of our brand and other intangible assets may be diminished and our business may be adversely affected. FoldiMate relies and expects to continue to rely on a combination of confidentiality agreements with its employees, consultants, and third parties with whom it has relationships, as well as trademark, copyright, patent, trade secret, and domain name protection laws, to protect its proprietary rights. The Company has filed in the United States and other countries various applications for protection of certain aspects of its intellectual property, and currently holds two patents. However, third parties may knowingly or unknowingly infringe our proprietary rights, third parties may challenge proprietary rights held by FoldiMate, and pending and future trademark and patent applications may not be approved. In addition, effective intellectual property protection may not be available in every country in which we intend to operate in the future. In any or all of these cases, we may be required to expend significant time and expense in order to prevent infringement or to enforce our rights. Although we have taken measures to protect our proprietary rights, there can be no assurance that others will not offer products or concepts that are substantially similar to those of FoldiMate and compete with our business. If the protection of our proprietary rights is inadequate to prevent unauthorized use or appropriation by third parties, the value of our brand and other intangible assets may be diminished and competitors may be able to more effectively mimic our product and methods of operations. Any of these events could have an adverse effect on our business and financial results.

The Company's cash position is relatively weak. The Company currently has only $877,928 in cash balances as of December 31, 2020. This equates to roughly 6 months of runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

If we cannot raise sufficient funds we will not succeed. For the past year, we have operated at a net loss. Our net loss for 2020 was $500,697. Although we aim to reach profitability within the next 30 to 40 months, if we are unable to raise enough money from additional sources, we will be unable to pay the costs needed for us to continue operations. Additional fundraising in the future may be offered at a lower valuation, which would dilute the interest of investors in this offering, or on more favorable terms – for example, debt financing, which could be positioned ahead of the investors in this offering in terms of seniority. Please see "Dilution" for more information.

The Company's success is dependent on consumer adoption of robotic laundry folders, an unproven market. The Company may incur substantial operating costs, particularly in sales and marketing and research and development, in attempting to develop this market. If the market for the Company's products develops more slowly than it expects, its growth may slow or stall, and its operating results would be harmed. The market for home robotics is still evolving, and the Company depends on continued growth of this market. It is uncertain whether the trend of adoption of home robotics that the Company has experienced in the past will continue in the future.

We may face competition within the robotic laundry folding market. We are aware of a number of other companies that are developing robotic laundry folders that may potentially compete with our technology and services. These or new competitors may have more resources than us or may be better capitalized, which may give them a significant advantage, for example, in offering better pricing than the Company, surviving an economic downturn or in reaching profitability. We cannot assure you that we will be able to compete successfully against existing or emerging competitors. Additionally, existing home appliance manufacturing firms may also compete on price by lowering their operating costs, developing new business models or providing other incentives.

We face intense competition in the major home appliance industry and failure to successfully compete could negatively affect our business and financial performance. The home appliance market of which we will be a competitor is a highly competitive business environment and faces intense competition from a growing number of competitors, many of which have strong consumer brand equity. Several of these competitors who may enter the robotic laundry folding market through internal projects or acquisition, are large, well-established companies, many ranking among the Global Fortune 150, and have demonstrated a commitment to global success. We also face competition that may be able to quickly adapt to changing consumer preferences, particularly in the connected appliance space. Moreover, our customer base includes large, sophisticated trade customers who have many choices and demand competitive products, services and prices. Competition in the global appliance industry is based on a number of factors including selling price, product features and design, performance, innovation, reputation, energy efficiency, quality, cost, distribution, and financial incentives, such as promotional funds, sales incentives, volume rebates and terms. Many of our competitors are increasingly expanding beyond their existing manufacturing footprints. Our future and current competitors, especially global competitors with low-cost sources of supply and/or highly protected home marketplaces outside the United States, may aggressively price their products and/or introduce new products to increase market share and expand into new geographies. Many of our competitors have established and may expand their presence in the rapidly changing retail environment, including the shifting of consumer purchasing practices towards e-commerce and other channels. If we are unable to successfully compete in this highly competitive environment, our business and financial performance could be negatively affected.

Governmental regulation and associated legal uncertainties may adversely affect the Company's business. The products & services that the Company offers are regulated by federal and state governments, and its ability to provide these services is and will continue to be affected by government regulations. The implementation of unfavorable regulations or unfavorable interpretations of existing regulations by courts or regulatory bodies could require the Company to incur significant compliance costs, cause the development of the affected markets to become impractical and otherwise have a material adverse effect on the business, results of operations and financial condition. In addition, its business strategy involves expansion into regions around the world, many of which have different legislation, regulatory environments, tax laws and levels of political stability. Compliance with foreign legal, regulatory or tax requirements will place demands on the Company's time and resources, and it may nonetheless experience unforeseen and potentially adverse legal, regulatory or tax consequences.

Maintaining, extending and expanding our reputation and brand image are essential to our business success. We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations. In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product-related liability or product recall costs could adversely affect our business and financial performance. We may be exposed to product-related liabilities, which in some instances may result in product redesigns, product recalls, or other corrective action. In addition, any claim, product recall or other corrective action that results in significant adverse publicity, particularly if those claims or recalls cause customers to question the safety or reliability of our products, may negatively affect our business, financial condition, or results of operations. We maintain product liability insurance, but it may not be adequate to cover losses related to product liability claims brought against us. Product liability insurance could become more expensive and difficult to maintain and may not be available on commercially reasonable terms, if at all. We may be involved in class action litigation for which we generally have not purchased insurance, and may be involved in certain other product recalls or other litigations or events for which insurance products may have limitations. We intend to regularly engage in investigations of potential quality and safety issues as part of our ongoing effort to deliver quality products to our customers. Actual costs of these and any future issues depend upon several factors, including the number of consumers who respond to a particular recall, repair and administrative costs, whether the cost of any corrective action is borne by us or the supplier, and, if borne by us, whether we will be successful in recovering our costs from the supplier. The actual costs incurred as a result of these issues and any future issues could have a material adverse effect on our business, financial condition or results of operations.

As we launch our product, the ability of suppliers to deliver parts, components and manufacturing equipment to our manufacturing facilities, and our ability to manufacture without disruption, could affect our global business performance. We intend to use a wide range of materials and components in the global production of our products, which come from numerous suppliers around the world. Because not all of our business arrangements will provide for guaranteed supply and some key parts may be available only from a single supplier or a limited group of suppliers, we are subject to supply and pricing risk. In addition, certain proprietary component parts used in some of our products are provided by single-source unaffiliated third-party suppliers. We would be unable to obtain these proprietary components for an indeterminate period of time if these single-source suppliers were to cease or interrupt production or otherwise fail to supply these components to us, which could adversely affect our product sales and operating results. Our operations and those of our suppliers are subject to disruption for a variety of reasons, including work stoppages, labor relations, intellectual property claims against suppliers, information technology failures, and hazards such as fire, earthquakes, flooding, or other natural disasters. Insurance for certain disruptions may not be available, affordable or adequate. Such disruption could interrupt our ability to manufacture certain products. Any significant disruption could negatively impact our revenue and/or earnings performance.

Fluctuations and volatility in the cost of raw materials and purchased components could adversely affect our operating results. The sources and prices of the primary materials (such as steel, resins, and base metals) used to manufacture our products and components containing those materials are susceptible to significant global and regional price fluctuations due to supply/demand trends, transportation costs, labor costs, government regulations and tariffs, changes in currency exchange rates, price controls, the economic climate, and other unforeseen circumstances.

Risks associated with our future international operations may decrease our revenues and increase our costs. We intend to manufacture and sell internationally. We expect that international sales will account for a significant percentage of our net sales. Accordingly, we face numerous risks associated with conducting international operations, any of which could negatively affect our financial performance. These risks include the following:

- Political, legal, and economic instability and uncertainty

- Foreign currency exchange rate fluctuations

- Changes in foreign tax rules, regulations and other requirements, such as changes in tax rates and statutory and judicial interpretations of tax laws

- Changes in diplomatic and trade relationships, including sanctions resulting from the current political situation in countries in which we do business

- Inflation and/or deflation

- Changes in foreign country regulatory requirements, including data privacy laws.

- Various import/export restrictions and disruptions and the availability of required import/export licenses

- Imposition of tariffs and other trade barriers

- Managing widespread operations and enforcing internal policies and procedures such as compliance with U.S. and foreign anti-bribery, anti-corruption regulations and anti-money laundering, such as the FCPA, and antitrust laws

- Labor disputes and work stoppages at our operations and suppliers

- Government price controls

As a U.S. corporation, we are subject to the FCPA, which may place us at a competitive disadvantage to foreign companies that are not subject to similar regulations. Additionally, any determination that we have violated the FCPA or other anti-corruption laws could have a material adverse effect on us.

Terrorist attacks, cyber events, armed conflicts, civil unrest, natural disasters, governmental actions and epidemics could affect our domestic and international sales, disrupt our supply chain, and impair our ability to produce and deliver our products. Such events could directly impact our physical facilities or those of our suppliers or customers.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

We are exposed to risks associated with the uncertain global economy. The current domestic and international political and economic environment are posing challenges to the industry in which we operate. As with other appliance manufacturers, a number of economic factors, including gross domestic product, availability of consumer credit, interest rates, consumer sentiment and debt levels, retail trends, housing starts, sales of existing homes, the level of mortgage refinancing and defaults, fiscal and credit market uncertainty, and foreign currency exchange rates, currency controls, inflation and deflation, will generally affect demand for our products. Economic uncertainty and related factors exacerbate negative trends in business and consumer spending and may cause certain customers to push out, cancel, or refrain from placing orders for our products. Uncertain market conditions, difficulties in obtaining capital, or reduced profitability may also cause some customers to scale back operations, exit markets, merge with other retailers, or file for bankruptcy protection and potentially cease operations, which can also result in lower sales and/or additional inventory. These conditions may similarly affect key suppliers, which could impair their ability to deliver parts and result in delays for our products or added costs. In addition, these conditions may lead to strategic alliances by, or consolidation of, other appliance manufacturers, which could adversely affect our ability to compete effectively.

Regional, political and economic instability in countries in which we do business may adversely affect business conditions, disrupt our operations, and have an adverse effect on our financial condition and results of operations. Uncertainty about future economic and industry conditions also makes it more challenging for us to forecast our operating results, make business decisions, and identify and prioritize the risks that may affect our businesses, sources and uses of cash, financial condition and results of operations. We may be required to implement additional cost reduction efforts, including restructuring activities, which may adversely affect our ability to capitalize on opportunities in a market recovery. In addition, our operations are subject to general credit, liquidity, foreign exchange, market and interest rate risks. Our ability to invest in our businesses, fund strategic acquisitions and refinance maturing debt obligations depends in part on access to the capital markets.

If we do not timely and appropriately adapt to changes resulting from the uncertain macroeconomic environment and industry conditions, or to difficulties in the financial markets, or if we are unable to continue to access the capital markets, our business, financial condition and results of operations may be materially and adversely affected.

We may be subject to information technology system failures, network disruptions, cybersecurity attacks and breaches in data security, which may materially adversely affect our operations, financial condition and operating results. We depend on information technology to improve the effectiveness of our operations and to interface with people who have given deposits or expressed interest in our product and our employees and in the future with our customers, consumers, as well as to maintain financial accuracy and efficiency. Our business processes and data sharing across functions, suppliers, and vendors is dependent on information technology integration. The failure of any systems, whether internal or third-party, during normal operation, system upgrades, implementations, or connections, could disrupt our operations by causing transaction errors, processing inefficiencies, delays or cancellation of customer orders, the loss of customers, impediments to the manufacture or shipment of products, other financial and business disruptions, or the loss of or damage to intellectual property and the personally identifiable data of consumers and employees.

In addition, we have outsourced certain information technology support services and administrative functions, such as system application maintenance and benefit plan administration, to third-party service providers and may outsource other functions in the future to achieve cost savings and efficiencies. If these service providers do not perform effectively, we may not achieve the expected cost savings and may incur additional costs to correct errors made by such service providers. Depending on the function involved, such errors may also lead to business disruption, processing inefficiencies or the loss of or damage to intellectual property and personally identifiable information through system compromise, or harm employee morale.

Our information systems, or those of our third-party service providers, could also be impacted by inappropriate or mistaken activity of parties intent on extracting or corrupting information or disrupting business processes. Such unauthorized access could disrupt our business and could result in the loss of assets. Cybersecurity attacks are becoming more sophisticated and include malicious software, attempts to gain unauthorized access to data, and other electronic security breaches that could lead to disruptions in critical systems, unauthorized release of confidential or otherwise protected information, and corruption of data. These events could impact our customers, consumers, employees, third-parties and reputation and lead to financial losses from remediation actions, loss of business or potential liability or an increase in expense, all of which may have a material adverse effect on our business.

The company has conducted related party transactions. During the years ended December 31, 2019 and 2018, a shareholder of the Company advanced funds for operations. These advances are non-interest bearing. At December 31, 2019 and 2018, the amount of advances outstanding is $14,075 and $4,449, respectively, and are recorded under 'Accounts payable related party' on the consolidated balance sheets. During the years ended December 31, 2019 and 2018, the Company paid funds to a shareholder of the company. These advances are non-interest bearing. At December 31, 2019 and 2018, the amount of advances outstanding is $0 and $13,061, respectively, and are recorded under 'Receivable – related parties' on the consolidated balance sheets. The Company pays a related party a management fee. For the years ended December 31, 2019 and December 31, 2018, the management fee was $119,000 and $124,998, respectively. During the year ended December 31, 2020, a shareholder of the Company advanced funds for operations. These advances are non-interest bearing. At December 31, 2020, the amount of advances outstanding is $7,104, and are recorded under 'Accounts payable related party' on the consolidated balance sheets.

BUSINESS

Description of the Business
FoldiMate is changing the way we do laundry - putting robotics to work to simplify and automate everyday tasks. Starting with one of the hardest engineering challenges, and most unloved chore - LAUNDRY FOLDING.

Problem

There is no viable* automated solution to the tedious, time-consuming task of laundry folding, for millions of consumers and businesses alike. We estimate that around 500M items are being folded by hand, each day, in the US alone. On average, a US family spends 2 hours/week** doing laundry, and we can assume that most of the time is spent folding as this is the most time-consuming part of the laundry cycle.

* Existing alternatives are either extremely large and cumbersome (industrial use), limited in variety (can only fold specific items), or prohibitively expensive ($15K - $100K).

** Based on the US Bureau of Labor Statistics

Solution
FoldiMate has developed a robotic technology that automates laundry folding for home and business use. It allows anyone to quickly and easily fold clothes and towels of many sizes into neat piles, ready to put away.

We're a #PracticalRobotics team with 20 years of multidisciplinary experience. By taking advantage of robotic advancements in recent years, and keeping our focus on innovative practical solutions, we believe now is the ideal time to automate chores and tasks which haven't been addressed for a very long time.

Business Plan
Product Overview
FoldiMate is a robotic appliance that will quickly and easily fold laundry into neat piles, ready to put away.

The latest prototype concluded an early pilot program during January 2019 around Los Angeles, which resulted in positive feedback from dozens of consumers who test-drove the FoldiMate with their laundry (in homes and laundromats). Moreover, during April 2019, a 3-week pilot was successfully conducted, in which we offered a laundry folding service to 28 families, and folded thousands of different laundry items with the prototype.

Business Model
We plan to sell B2C as well as B2B with potential partners. We're planning a professional model for self-service use in laundromats and shared laundry rooms. This will enable consumers to enjoy the benefits of FoldiMate where they normally handle their laundry (coin/card/app operated).

Sales will begin in the US. During the first few years, we plan to sell direct and via partners who operate in the industry. As production capacity ramps up, we will open additional regions and start working with distributors.

Traction to Date
In early 2016, FoldiMate was accepted to Plug and Play's accelerator program. Later that year, based on further research, we developed a faster and simpler model with a new core technology.

During 2017 and 2018, our robotic folding technology was further developed to a much more stable and mature solution that could potentially be used in the field. In parallel, we used our prototype to conduct extensive market research to better understand our potential customers' needs and learn from their feedback.

During 2019 we explored the option to pilot FoldiMate in shared laundry rooms and businesses, reaching out to potential customers and offering them the opportunity.

Roadmap
We designed, an upgraded, smaller dimension, prototype – that is ready for production once we raise the capital needed to produce it and pilot it in potential customer's locations. These pilots are a critical milestone to pass on the road to prepare for mass production and be ready for product launch. A successful pilot will potentially lead to conditional orders of units which will assist in the fund-raising efforts.

Testimonials
Families who participated in January 2019 field tests:
"It folded everything for us. We have children of all ages, the two of us have different sizes…"
"We really like the overall size; the aesthetics is fantastic…"
"It looks very elegant, and garment folding is perfect. It has surpassed my expectations."
"The product comes along great. I'm very excited about it. It works exactly how I thought it would - I'm impressed!"

Laundromat customers who participated in January 2019 field tests:
"I just tried out an amazing, fantastic folding machine, saved me a lot of time."

"Saves me like an hour."
"My husband will love it."
"I did 25, 26 pieces of laundry in less than 5 minutes. I would take it home today if I could"
"It does it a lot neater than I can, I would definitely pay for it just to do all my pants and stuff…"
"I clipped in my Verge T-shirt to the machine, which pulled in the shirt and produced a neatly folded shirt in about five seconds." Dami Lee, Verge Reporter, January 7, 2019.
"I tried everything from large long-sleeve button-down shirts to small short-sleeve shirts, and the result every time was a crisp, clean fold." Megan Wollerton, CNET Reporter, January 6, 2019.

"As a startup, FoldiMate has demonstrated innovative thinking and agile product development for laundry folding solutions." Carsten Stelzer, Head of Product Division Laundry Care at BSH Home Appliances Group.

The Company's Products and/or Services

Product / Service	Description	Current Market
Robotic laundry-folding machine	FoldiMate has developed a viable, affordable, automated robotic appliance which will quickly and easily fold your clothes into neat piles, ready to put away. Folding an entire laundry load with FoldiMate takes less than five minutes.	Shared laundry rooms / vended locations; businesses; households.

Competition
The markets in which our products will be sold are highly competitive. Our products may compete against similar products of large companies, including well-known global competitors. Product quality, performance and value are also important differentiating factors.

Customer Base

B2B (Coin-operated)
We are working on adding self-service functionality to the unit (with credit cards or an app) to be used in shared laundry rooms, so those who don't have a washer or dryer at home could still take advantage of FoldiMate where they do their laundry today. We estimate there are over 200K locations in the US that can fit the relevant demographics.

B2C (Homes)
There are more than 30M households in the US alone with a large enough home (over 1,000 sq/ft) and available income (over $100K/yr) which could potentially purchase a FoldiMate. We will first target 6M families who also have at least one child of age 6 and above, and are more likely to buy a unit early on.

Competitive Landscape
We are aware that large brands have attempted to develop a laundry folding device. We aren't aware of any other solution that has reached our level of maturity. The one competitor that we kept close eyes on announced bankruptcy during 2019 (Laundroid by Seven Dreamers from Japan) as they failed to develop a viable product.

The "secret sauce" of FoldiMate is our proprietary robotic folding algorithms, combined with the in-field data we collect. This combination of engineering and insight allows our device to fold as it does today and will continue to improve as we deploy more units. The software will be encrypted to prevent competitors or copycats from replicating FoldiMate's performance and capabilities. We estimate it will take them years to develop on their own, not to mention the insight we'll gain from data collecting which will allow us to stay ahead of the competition as we scale further. We have also registered multiple patents making it very difficult to build anything similar to FoldiMate.

Intellectual Property

The Company is dependent on the following intellectual property:

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
87148301, 87148277	Electronic machines for folding laundry and fabric which also steams, sanitizes, softens and deodorizes the laundry and fabric	Foldimate	23.8.2016	August 23, 2016	US
27629358, 27645115	Rotary steam presses, portable, for fabrics. conveyors	Foldimate	22.11.2017	22/11/2017	China
017207234	Robotic cleaning machines; Electric clothing pressing machines; Electric steam cleaning machines; Dry cleaning [laundry] machines; Laundry drying machines without heating; Robotic cleaners for household purposes.	Foldimate	27.12.2017	27/12/2017	Europe
1823775,1823776	Electronic machines for folding laundry and fabric which also steams, sanitizes, softens and deodorizes the laundry and fabric	Foldimate	3.2.2017	08 Mar 2017	Australia
91230889, 912308834	Electronic machines for folding laundry and fabric which also steams, sanitizes, softens and deodorizes the laundry and fabric	Foldimate	15.2.2017	15/02/2017	Brazil
2017-018440,2017-018442	Electronic machines for folding laundry and fabric which also steams, sanitizes, softens and deodorizes the laundry and fabric	Foldimate	16.2.2017	16.2.2017	Japan
3473276,3473275	Electronic machines for folding laundry and fabric which also steams, sanitizes, softens and deodorizes the laundry and fabric	Foldimate	3.2.2017	3.2.2017	India
1851208,1851206	MAQUINAS ELECTRONICAS PARA DOBLAR ROPA Y TELA QUE TAMBIEN VAPORIZA, DESINFECTA,N SUAVIZAN Y DESODORIZAN LA ROPA Y TELA.	Foldimate	9.2.2017	9.2.2017	Mexico
2017703489 , 2017703495	Electronic machines for folding laundry and fabric which also steams, sanitizes, softens and deodorizes the laundry and fabric	Foldimate	2.2.2017	2.2.2017	Russia
2017/16025, 2017/16049	Electronic machines for folding laundry and fabric which also steams, sanitizes, softens and deodorizes the laundry and fabric	Foldimate	23.2.2017	10.10.2017	Turkey
1264168, 1264168	Electronic machines for folding laundry and fabric which also	Foldimate	17.7.2017	17.7.2017	Chile

	steams, sanitizes, softens and deodorizes the laundry and fabric				
292184 ,292183	Electronic machines for folding laundry and fabric which also steams, sanitizes, softens and deodorizes the laundry and fabric; all included in class 7.	Foldimate	22.2.2017	2018-05-02	Israel

Patent Applications

The Company has filed the following patent applications. The filing of a patent application in no way guarantees that the patent will be issued.

Application or Registration #	Title	File Date	Country/Orga nization
US 16/099,124	Folding Machine	November 5 2018	US
EP 17792609.4	Folding Machine	November 5 2018	EP
JP 2019-510497	Folding Machine	November 5 2018	JP
CN 201780041712.X	Folding Machine	November 5 2018	CN
US 16/349,167	Domestic Compact article folding machine having stacked Conveyor layers	10 May 2019	US
EP 17832825.8	Domestic Compact article folding machine having stacked Conveyor layers	28 May 2019	EP
JP 2019-528109	Domestic Compact article folding machine having stacked Conveyor layers	28 May 2019	JP
US 16/641,682	Domestic Compact Article Folding Machine Having Holding Conveyors and Folding Method Therefor	25/02/2020	US
EP 18762161.0	Domestic Compact Article Folding Machine Having Holding Conveyors and Folding Method Therefor	25/02/2020	EP
201880055259.2	Domestic Compact Article Folding Machine Having Holding Conveyors and Folding Method Therefor	25/02/2020	CN
2020-511318	Domestic Compact Article Folding Machine Having Holding Conveyors and Folding Method Therefor	25/02/2020	JP
KR 10-2020-7008702	Domestic Compact Article Folding Machine Having Holding Conveyors and Folding Method Therefor	25/02/2020	KR
PCT/IL2019/051397	Width-Folding System and Method for Forming Width-Folds in an Article of Laundry (Sleeve folder)	December 23, 2019	WIPO
US 16/642,547	Continuous Fabric Folder for Folding Machine and Continuous Folding Method (Samba)	25/02/2020	US
EP 18766051.9	Continuous Fabric Folder for Folding Machine and Continuous Folding Method (Samba)	25/02/2020	EP

201880056981.8	Continuous Fabric Folder for Folding Machine and Continuous Folding Method (Samba)	25/02/2020	CN
2020-511744	Continuous Fabric Folder for Folding Machine and Continuous Folding Method (Samba)	25/02/2020	JP
10-2020-7009229	Continuous Fabric Folder for Folding Machine and Continuous Folding Method (Samba)	25/02/2020	KR
US 16/642,158	Width-Folding System and Method for Folding an Article of Clothing (Telescopic Macarena, Adjustable passive sleeve folder)	28/02/2020	US
EP 18782523.7	Width-Folding System and Method for Folding an Article of Clothing (Telescopic Macarena, Adjustable passive sleeve folder)	28/02/2020	EP
201880056912.7	Width-Folding System and Method for Folding an Article of Clothing (Telescopic Macarena, Adjustable passive sleeve folder)	28/02/2020	CN
2020-511933	Width-Folding System and Method for Folding an Article of Clothing (Telescopic Macarena, Adjustable passive sleeve folder)	28/02/2020	JP
10-2020-7009230	Width-Folding System and Method for Folding an Article of Clothing (Telescopic Macarena, Adjustable passive sleeve folder)	28/02/2020	KR
PCT/IL2018/051407	Semi-Autonomous Article Clamp (Tri-Clips Module)	December 30, 2018	WIPO
IL 63125	Laundry Article Folding Machine (A6 design)	27.12.2018	IL
US 29/694,336	Laundry Article Folding Machine (A6 design)	10/06/2019	
EP 006564258	Laundry Article Folding Machine (A6 design)	05/06/2019	
CN 201930337425.5	Laundry Article Folding Machine (A6 design)	27/06/2019	
US20190153661A1	Compact domestic article folding machine with an improved driving mechanism	5/4/2017	US
EP3452654A1	Compact domestic article folding machine with an improved driving mechanism	5/4/2017	EU

Patents
The Company has the following issued patents:

Application or Registration #	Title	File Date	Country/ Organization
US8973792B1/ USRE47186E1	Fabric Article Folding Machine and Method	3/9/2017	US
US Patent No. 10,808,352	Folding Machine	5.11.2018	US

Designs
The Company has the following issued designs:

Application or Registration #	Title	File Date	Country/ Organization
005282811-0001		25.5.2018	EP
005282811-0002		25.5.2018	EP
006564258		5.6.2019	EP
201930337425.5		27.6.2019	CN

Litigation
None

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Gal Rozov	CEO (July 2012 – Present)	CEO, FoldiMate (July 2012 – Present) Establish vision, mission and strategy for the company with a heavy emphasis on product innovation, design & development. Lead fundraising, business development & strategic partnerships.
Uri Ben-Or	CFO (October 2019 - Present)	CFO, FoldiMate (October 2019 – Present) Manage the company's financial books, reports, filing and budgets. Work with internal and external team members to comply with all requirements.

Board Directors

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Don Norman	Board Director (2017 – Present)	Director, Design Lab University of California, San Diego. Professor Emeritus of Cognitive Science & Psychology.
Ronen Melnik	Board Director (2017 – Present)	Board Member and private investor Foldimate. Managing Director of Comdata Digital Division – the technology and customer experience consulting arm

		of Milan based global CRM BPO player. Managing Partner Wanaka Capital VC fund ($45M AUM), board member of Maxtech Networks Ltd., and StemRad Inc. External advisor on innovations: BSH, Luxottica
Gali Beh	Board Director (May 2017 - Present)	Owner, Beh Management Consulting, Inc.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	444,596	Yes	N/A	56.5%	N/A
Preferred Common Stock	332,162	Yes	N/A	43.5	N/A
Employee Stock Option Pool	61,625	N/A	Dilute if exercised	0%	N/A

The Company has the following debt outstanding:

Type of debt	Name of creditor	Amount outstanding	Interest rate and payment schedule	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms
Convertible Note	Crowd Note / SeedInvest	$714,584	5%	One payment upon Maturity	N/A	08/15/21	NONE
Promissory Note	Lee Marshal Ltd	$111,078	2%	N/A	NONE	Upon change of control	NONE

Ownership

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership

| B/S/H/ | Preferred Common Stock | 42.76%% |
| Zugit Ltd. (Gal Rozov) | Common Stock | 36.64%% |

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

FoldiMate Inc. was incorporated in September of 2012 under the laws of the State of Delaware, and is headquartered in Oak Park, California. FoldiMate Inc. is a California based startup committed to simplifying household chores affordably through technology, innovation and robotics. The company's first robotic product, FoldiMate, will put an end to laundry folding as we know it.

The accompanying consolidated financial statements of FoldiMate Inc. ("FoldiMate") and its wholly owned subsidiary, FoldiMate Ltd. (together "the Company") have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Liquidity and Capital Resources

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Founder and Friends	2012-2017	Section 4(a)(2) of the Securities Act	Common Stock	$754,083	R&D & Market Research
Series Seed Preferred	February 2017 - February 2018	Section 4(a)(2) of the Securities Act	Convertible Note	€5,395,276	R&D & Market Research and Marketing
Series Seed Preferred	June-October 2018	Section 4(a)(2) of the Securities Act	Convertible Note	€2,200,000	R&D & Marketing & Fundraising
Crowdfunding via SeedInvest	August 2019	Regulation CF	Convertible Note	$668,015	R&D & Marketing & Fundraising

* Securities (stock options and restricted stock) issued pursuant to the 2017 Stock Plan fall under the Securities Act "Rule 701" exemption.

Classes of Securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Series Seed Preferred Stock
Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes

Rights and Preferences
Yes

What it means to be a minority holder
As an investor in Crowd Notes of the Company, you do not have any rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Upon conversion into shares of the Company, investors in the Crowd Notes would hold minority equity interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution
Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
*   In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
*   In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
*   In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated

under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

During the years ended December 31, 2019 and 2018, a shareholder of the Company advanced funds for operations. These advances are non-interest bearing. At December 31, 2019 and 2018, the amount of advances outstanding is $14,075 and $4,449, respectively, and are recorded under 'Accounts payable related party' on the consolidated balance sheets.

During the years ended December 31, 2019 and 2018, the Company paid funds to a shareholder of the company. These advances are non-interest bearing. At December 31, 2019 and 2018, the amount of advances outstanding is $0 and $13,061, respectively, and are recorded under 'Receivable – related parties' on the consolidated balance sheets.

The Company pays a related party a management fee. For the years ended December 31, 2019 and December 31, 2018, the management fee was $119,000 and $124,998, respectively.

During the year ended December 31, 2020, a shareholder of the Company advanced funds for operations. These advances are non-interest bearing. At December 31, 2020, the amount of advances outstanding is $7,104, and are recorded under 'Accounts payable related party' on the consolidated balance sheets.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Gal Rozov
_____
(Signature)

Gal Rozov
_____
(Name)

Principal executive officer, controller
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/Gal Rozov
_____
(Signature)

Gal Rozov
_____
(Name)

Principal executive officer,
_____
(Title)

April 26, 2021
_____
(Date)

/Uri Ben-Or
_____
(Signature)

Uri Ben-Or
_____
(Name)

CFO
_____
(Title)

April 26, 2021
_____
(Date)

/Don Norman
_____
(Signature)

Don Norman
_____
(Name)

Board Member
_____
(Title)

April 26, 2021

(Date)

/ Ronen Melnik

(Signature)

Ronen Melnik

(Name)

Board Member

(Title)

April 26, 2021

(Date)

/ Gali Beh

(Signature)

Gali Beh

(Name)

Principal executive officer,

(Title)

April 26, 2021

(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

COMPANY CERTIFIED FINANCIALS

I, Uri Ben-Or, certify that the financial statements of FoldiMate Inc. as of 31/12/2020 included in this Form are true and complete in all material respects.


Uri-Ben-Or, CPA, MBA
Chief Financial Officer

Uri Ben-Or
CFO

FoldiMate Inc.

25/04/2021

FOLDIMATE INC.
Consolidated Balance Sheet

	Note	31-Dec 2020 unaudited
ASSETS		
Current assets:		
Cash and cash equivalents		$ 877,928
Other receivables		41,216
Total current assets		**919,144**
Property and equipment, net		**550**
Total assets		**919,694**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued expenses		22,455
Employees		18
Prepaid Income (Deposits)	1	854,122
Due to a related party	2	7,104
Total current liabilities		**883,699**
Related party note payable:		
Convertible Notes (Seedinvest)	3	**714,584**
Promissory Note	4	**111,078**
Total Liabilities		**1,709,361**
Stockholders' equity (deficit):		
Common stock, $0.001 par value,		738
Additional paid-in capital		10,125,400
Accumulated other comprehensive loss		(22,406)
Accumulated deficit		(10,893,399)
Total stockholders' equity (deficit)		**(789,667)**
Total liabilities and stockholders' equity		**919,694**

FOLDIMATE INC.
Consolidated Statements of Operations and Comprehensive Loss

	Note	for the year ended 31 Dec-20 unaudited
Operating expenses:		
Research and development expense		$ 147,317
Sales and marketing expenses		1,343
General and administrative expenses		175,015
Patents and trade marks		124,746
Total operating expenses		448,421
Loss from operations		$ **448,421**
Other expense		
Foreign exchange loss		21,268
Loss on dispostion of assets		17,078
Interest, bank charges and fees	5	39,168
		77,514
Net loss before expenses taxes		**525,935**
Change in deffered taxes		1,029
Net loss		$ **526,964**
Other comprehensive loss		
Foreign currency translation differences		(26,267)
Total comprehensive loss		$ **500,697**

FOLDIMATE INC.
Consolidated Statement Of Changes In Stockholders' Equity (unaudited)

	Common Stock		Additional	Accumulated	Accumulated Other Comprehensive	Total Stockholders'
	Shares	Amount	Paid-in Capital	Deficit	Loss	Equity
Balance on December 31, 2019	738,599	738	10,049,563	(10,366,435)	(48,673)	(364,807)
Preffered convertible Notes	-	-	-	-	-	-
Option based compensation	-	-	75,837	-	-	75,837
Foreign translation adjustment	-	-	-	-	26,267	26,267
Net loss	-	-	-	(526,964)	-	(526,964)
Balance on December 31, 2020	738,599	738	10,125,400	(10,893,399)	(22,406)	(789,667)

FOLDIMATE INC.
Consolidated Statements of Cash Flow (unaudited)

	for the year ended 31 Dec-20
Cash flows from operating activities:	
Net loss	(526,964)
Adjustments to reconcile net income (loss) to net cash & restricted cash	
Provided (used) by operating activities:	
Depreciation and amortization	12,742
Loss on dispostion of assets	17,078
Stock based compensation	75,837
Changes in operating assets and liabilities:	
Prepaid expenses and other current assets	5,616
Deferred Revenue	(20,402)
Accounts payable, accrued expenses and employees	(2,904)
Accounts payable related party	(6,971)
Accrued Interest, fees and currency effects	36,322
Net cash used by operating activities	(409,646)
Cash flows from investing activities:	
Proceeds from sale of property and equipment	21,457
Net cash provided by investing activities	21,457
Effect of exchange rates on cash	26,267
Net decrease in cash and restricted cash	(361,922)
Cash and restricted cash, beginning	1,239,850
Cash and restricted cash, ending	$ 877,928
Supplemental cash flow information:	
Cash paid during the period for:	
Expenses taxes	$ 1,029

Note 1: Prepaid Income (Deposits):

During a period of 18 months, intermediately between June 2016 and December 2018, the company accepted
fully refundable deposits from online potential customers who paid on average $85 to be entitled for
future discount and shipping priority when pre-orders will become available in their respective region.
As of December 31, 2020, the total amount of deposits received (refunds deducted) is $854,122.

Note 2: Due to a related party

During the year ended December 31, 2020 , a shareholder of the Company advanced funds for operations.
These advances are non-interest bearing. At December 31, 2020, the amount of advances outstanding is $7,104,
and are recorded under 'Accounts payable related party' on the consolidated balance sheets.

Note 3: Convertible Notes (SeedInvest)

During August 16th, 2019 the company issued convertible notes as part of a Regulation CF based
funding round, conducted via SeedInvest.com (SI Securities LLC.), and bearing an interest rate of 5%.
As of December 31, 2020, the total amount of convertible notes is $714,584.

Note 4: Promissory Note

The Company has a promissory note on the books that was issued on June 1, 2016.
The promissory note accrues 2% annual interest. This note will become payable if a sale, transfer, or disposition of all or substantially all of the
Company's assets is to someone other than a corporation or other entity of which at least a majority of its
combined voting power is owned directly or indirectly by the Company, a merger, consolidation, or other business combination,
or the opportunity for a majority of the Company's stockholders to sell, transfer, or dispose of all or substantially all of the Company's stock.

Note 5: Interest, bank charges and fees

	for the year ended 2020
	unaudited
Interests	$ 34,956
Fees	1,498
Bank charges	2,713
	$ 39,168